UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41712

Chijet Motor Company, Inc.

(Registrant’s Name)

No. 8, Beijing South Road Economic & Technological Development Zone

Yantai, Shandong, CN-37 264006

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On February 11, 2025, Chijet Moter Company Inc. (the “Company”) and certain investors (the “Investors”) amended certain warrants to purchase up to 5,035,716 ordinary shares of the Company issued to the Investors on January 7, 2025 (the “Warrant”) to remove the six-month restriction on the cashless exercise right under Section 2(c) of the Warrants, to change the manner of delivery of ordinary shares upon exercise to book entry form under Section 2(d)(i) of the Warrant, and to acknowledge that the Investors should be entitled to receive class A ordinary shares, par value $0.003 per share, of the Company upon exercise of the Warrant.

The foregoing description of the amendments does not purport to describe all terms and conditions thereof and is qualified in its entirety by reference to the form of an amendment which is filed as Exhibit 10.1 hereto, and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description of Exhibit
10.1	Form of Amendment and Acknowledgment to No. 1 to Ordinary Share Purchase Warrant

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Chijet Motor Company, Inc.

Date: February 14, 2025	By:	/s/ Dongchun Fan
	Name:	Dongchun Fan
	Title:	Chief Financial Officer